January 11, 2011

VIA EDGAR
Mr. David Lyon
Senior Counsel
Securities and Exchange Commission
150 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Northern California Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 0-27666

Dear Mr. Lyon,

        Northern California Bancorp, Inc., a California corporation (the "Company"), is submitting this letter in response to your letter to Mr. Charles T. Chrietzberg, dated December 21, 2010, regarding the Company's Form 10-K for the fiscal year ended December 31, 2009 (filed March 31, 2010) and Form 10-Q for the fiscal quarter ended September 30, 2010 (filed November 15, 2010).

        References to the term "Bank" herein refer to Monterey County Bank, Monterey, California, the Company's wholly-owned bank subsidiary.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.
The disclosures required under Part III of Form 10-K were filed on January 3, 2011 by the filing of Form 10-K/A.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

        As requested telephonically, attached to this letter for supplemental filing is a copy of pages from the Form 10-Q proposed to be amended in response to the comment letter. The attached pages are marked to show the draft changes.

Non-performing and Non-accrual Loans, page 30

2.
The Amended Form 10-Q includes information on the composition of non-accrual loans and the changes from the prior year end. Specifically, in Item II, the first table following the discussion of "Non-performing and Non-accrual Loans" has been revised to provide additional breakdown of the amount of real estate loans by loan type (i.e. construction, commercial, land development and single family residences). Additionally, a table has been added detailing changes in all non-accrual loans by loan type from December 31, 2009 to September 30, 2010.

  Future Form 10-Qs and Form 10-Ks will continue to include this information.

3.
The information on the date of the most recent appraisal and the appraised amount are provided in the following table:

Original Date Placed in OREO	Initial Loan Origination Date	Loan Origination Amount	Write-downs Prior to Transfer to OREO	Further Write- downs	9/30/10 Carrying Value	Recent Appraisal Date	Appraised Amount	Valuation Allowance Recorded
08/24/09	N/A	$—	$—	$—	$4,185	12/20/10	$4,000	$465	(1)(2)
09/30/10	09/21/07	2,539	—	—	2,539	09/01/10	3,150	—
09/30/09	12/30/08	2,489	—	—	2,489	12/20/10	2,465	197	(1)
09/30/10	09/21/07	2,455	—	—	2,455	09/01/10	3,150	—

(1)
The valuation allowance recorded includes estimated selling cost of 7%.

(2)
The valuation allowance recorded totals $465 thousand, which includes a $279 thousand reversal of a deferred gain that was recorded upon the initial acquisition of the property. The remaining $186 thousand was expensed.

  The accounting for these four properties is in accordance with our accounting policy since each property was recorded in OREO at the lesser of cost or appraised value at the time of foreclosure. The appraised value, net of selling costs, at the date of foreclosure for each of these four properties exceeded our book value at the date of foreclosure, and, therefore, no writedowns were required at the time.

  At the time each property is placed in OREO, each property is evaluated to determine if a valuation allowance should be established based on the property's updated appraised value, less estimated selling costs of 7%. It is our policy to obtain a new appraisal on any property remaining in OREO every 12 to 18 months. Due to the declines in local market values subsequent to foreclosure, valuation reserves were required on two of the four properties when updated appraisals in accordance with our policy were obtained on the properties.

  Each appraisal was performed by a third-party state certified appraiser.

  No significant adjustments were made to the appraised amounts.

Other Regulatory Matters, page 36

4.
The Amended Form 10-Q includes information on the material steps required to be taken and the actions taken by the Company to comply with the two consent orders and the written agreement.

5.
Beginning with the Form 10-K for the year ended December 31, 2010 and subsequent quarterly reports, updates will be provided regarding the steps taken to comply with the three regulatory orders.

6.
The Amended Form 10-Q includes a description of the charges alleged by the FDIC against Monterey County Bank regarding unsound banking practices, deceptive practices and any violations of law.

7.
The exhibit table to the Amended Form 10-Q has been revised to include reference to the three regulatory orders as previously filed under cover of Forms 8-K.

8.
The "Non-Interest Income" and "Non-Interest Expense" sections of the MD&A section of the Amended Form 10-Q have been revised to include material impacts on operations of the three orders. Additional discussions have been included in the "Non-Interest Income" and the "Non-Interest Expense" sections of the MD&A.

Item 1, Legal Proceedings, page 36

9.
The Bank's legal counsel contacted Bank of the Orient's legal counsel on or about August 10, 2010 to discuss scheduling a settlement conference. The settlement conference was scheduled for

  August 16, 2010 at which date, the Bank presented a settlement proposal to Bank of the Orient whereby the Bank would purchase four properties which had been foreclosed, pay $537 thousand to settle a claim involving a loan participation secured by a hypothecated note and pay $343 thousand to reimburse Bank of the Orient for its legal fees and costs. Bank of the Orient's representatives, after considering the proposed settlement offer, indicated that they would recommend acceptance of the Bank's settlement proposal to their management committee. On August 18, 2010, the Bank of the Orient informed the Bank that it had accepted the settlement proposal.

  The Bank's first indication of a probable liability was upon receipt of a preliminary arbitration ruling on or about August 3, 2010. Until this time, Bank management believed, based on continuing discussions with the Bank's legal counsel, that the arbitration ruling would be in favor of the Bank and, therefore, did not disclose an estimate of the possible loss or range of loss or accrue for the loss at June 30, 2010 or in prior periods.

  The adverse arbitration ruling first indicated to the Bank that it was probable that a liability as result of this lawsuit would be incurred and, as a result, the Bank immediately took steps to ascertain the amount of the loss through settlement negotiations with Bank of the Orient. At the time of the adverse arbitration ruling, the Company's June 30, 2010 Form 10-Q (filed August 23, 2010) had not yet been filed. Because the settlement conference was scheduled for August 16, 2010, the date the Company's June 30, 2010 Form 10-Q was due to be filed, the Company filed a Form 12b-25 to extend the filing deadline to allow the Bank additional time to ascertain the amount of the loss based on settlement discussions at this settlement conference. Bank of the Orient accepted the Bank's settlement proposal on August 18, 2010 and the Bank recorded the expenses related to the settlement in the second quarter and disclosed the estimated $390,000 impact on the Bank's capital as a result of the tentative settlement under the section entitled "Legal Proceedings" in the June 30, 2010 Form 10-Q.

10.
The disclosure pertaining to this lawsuit has been updated to indicate the possibility of an unfavorable ruling and an estimated possible range of loss of between $0 to $4 million with no number in the range more reasonable than another number.

11.
The $158 thousand in litigation settlement charges during the three month period ended September 30, 2010 included $8 thousand in expenses for the Bank of the Orient settlement which had not been accrued, and $150 thousand for settlement of a lawsuit filed July 31, 2008 by Dennis Reeves against Tighorn Financial Services, LLC, Total Card Services, Inc., Monterey County Bank and Gordon Shaffer. This lawsuit was filed in the United States District Court, District of Minnesota on July 31, 2008 and alleges violations of the Fair Debt Collections Practices Act and the Minnesota Deceptive Trade Practices Act in connection with credit card solicitation mailings sent to approximately 6,500 persons in Minnesota. On May 18, 2010, the District Court granted plaintiff's motion for class certification, granted defendant's motion for summary judgment to dismiss the Minnesota Deceptive Trade Practices Act claims, and ordered a trial on the remaining claims under the Fair Debt Collections Practices Act. The Company believed the eventual resolution of the case would not have a material impact on its financial statements because the Company was one of four defendants and the exposure of the Company to potential cash refunds to the ninety-two persons who opened accounts as a result of these mailings was less than $30 thousand and, because of the perceived immateriality, this lawsuit had not been previously disclosed in the Company's prior filings.

  The Travis Construction Company lawsuit was filed January 23, 2009. The Amended Form 10-Q has been updated to reflect the date.

  The Company acknowledges that:

    •
    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •
    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •
    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please feel free to contact the undersigned at (831) 649-4600 or the Company's legal counsel, S. Alan Rosen, Esq. at (818) 591-2121, should you have any further questions regarding this matter.

Sincerely,

/s/ Charles T. Chrietzberg, Jr. Charles T. Chrietzberg, Jr. Chairman, President & CEO

cc: S. Alan Rosen, Esq.